SEC
Mail Processing
Section

JUN 29 2016

Washington DC
416

16021490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/22/15 (MM/DD/YY) AND ENDING 04/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jamieson Corporate Finance US LLC

OFFICIAL USE ONLY
170172
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Greenland 212 2248200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 16th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Greenland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jamieson Corporate Finance US LLC, as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEATRIX BONG
Notary Public, State of New York
No. 02BO6243216
Qualified in Kings County
Commission Expires June 20, 2019
Appeared before me
June 16, 2016

Beatrix Bong
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMIESON CORPORATE FINANCE US LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

JAMIESON CORPORATE FINANCE US LLC
CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements:
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Members' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-8

Supplementary Schedule:

Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 9

Supplementary Reports:

Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 10

Review Report of Independent Registered Public Accounting Firm 11

Supplemental SIPC Report 12-14

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamieson Corporate Finance US LLC

We have audited the accompanying financial statements of Jamieson Corporate Finance US LLC (the "Company"), which comprise the statement of financial condition as of April 30, 2016, and the related statements of operations, changes in members' equity and cash flows, for the period June 22, 2015 through April 30, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jamieson Corporate Finance US LLC as of April 30, 2016, and the results of its operations and its cash flows for the period June 22, 2015 through April 30, 2016 in accordance with U.S. generally accepted accounting principles.

Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Jamieson Corporate Finance US LLC's financial statements. The supplemental information is the responsibility of Jamieson Corporate Finance US LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ KBL, LLP
New York, NY
June 15, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2016

ASSETS

Cash	$	84,426
Accounts receivable		30,927
Prepaid expenses		6,694
Total assets	$	122,047

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,898
Members' equity		112,149
Total liabilities and members' equity	$	122,047

The accompanying notes are an integral part of these financial statements.

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

Revenues:	
Fee income	$ 429,703
	429,703
Expenses:	
Compensation and benefits	370,721
Professional fees	79,364
Occupancy and utilities	73,892
Travel	16,454
Technology, data and communications	8,279
Regulatory fees and expenses	3,707
Other expenses	5,648
	558,065
Net loss	$ (128,362)

The accompanying notes are an integral part of these financial statements.

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

Balance at June 21, 2015	$	160,511
Net loss		(128,362)
Members' contributions		80,000
Balance at April 30, 2016	$	112,149

The accompanying notes are an integral part of these financial statements.

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

Cash flows from operating activities:	
Net loss	$ (128,362)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(30,927)
Increase in prepaid expenses	(5,886)
Increase in accounts payable and accrued expenses	9,898
Total adjustments	(26,915)
Net cash used in operating activities	(155,277)
Cash flows from financing activities:	
Members' contributions	80,000
Net cash provided by financing activities	80,000
Net decrease in cash	(75,277)
Cash at beginning of the period	159,703
Cash at end of the year	$ 84,426

Supplemental Disclosure of Cash Flow Information

Interest paid	$ --
Income taxes paid	$ --

The accompanying notes are an integral part of these financial statements.

JAMIESON CORPORATE FINANCE US LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Jamieson Corporate Finance US LLC (the "Company") was organized as a Limited Liability Company in 2013. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on June 22, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers. The Company also advises management teams through Financial Sponsor backed buyouts including assisting with the negotiation of their Incentive Plans.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are from retainer fees and advisory fee services. Fees are accrued when earned.

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At April 30, 2016, the Company had net capital of $74,528, which was $69,528 in excess of the FINRA minimum net capital requirement of $5,000.

JAMIESON CORPORATE FINANCE US LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended April 30, 2016, four customers accounted for 100% of the Company's revenue. One customer accounted for 100% of accounts receivable as of April 30, 2016.

5. COMMITMENTS AND CONTINGENCIES

Leases
The Company leased office space under a two-year lease which began September 1, 2015. The base monthly rent was $7,320. The Company paid $72,693 in office rent for the period June 22, 2015 through April 30, 2016. The lease expires on August 31, 2016.

6. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, April 30, 2016, and June 15, 2016, when the financial statements were issued.

JAMIESON CORPORATE FINANCE US LLC
SUPPLEMENTARY SCHEDULE
FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

SCHEDULE I

JAMIESON CORPORATE FINANCE US LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2016

Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 9,898
Total Members' Equity		$ 112,149
Adjustments to Net Capital		
Accounts receivable	(30,927)	
Prepaid expenses	(6,694)	
Total Adjustments to Net Capital		(37,621)
Net Capital, as defined		$ 74,528
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		660
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Net Capital In Excess of Requirement		$ 69,528
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$ 68,528
Ratio Of Aggregate Indebtedness To Net Capital		.13 to 1

Reconciliation with the Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 74,528
Net audit adjustments	-
Increase in non-allowable and haircuts	-
Net capital per above	$ 74,528

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of April 30, 2016.

JAMIESON CORPORATE FINANCE US LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD JUNE 22, 2015 THROUGH APRIL 30, 2016

Jamieson Corporate Finance US LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the period from June 22, 2015 through April 30, 2016 without exception.

Signature:____________________________

John Greenland, Chief Executive Officer

KBL LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
Jamieson Corporate Finance US LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Jamieson Corporate Finance US LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jamieson Corporate Finance US LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Jamieson Corporate Finance US LLC stated that Jamieson Corporate Finance US LLC met the identified exemption provision throughout the period from June 22, 2015 through April 30, 2016 without exception. Jamieson Corporate Finance US LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jamieson Corporate Finance US LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KBL, LLP
New York, NY
June 15, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

JAMIESON CORPORATE FINANCE US LLC
Supplemental SIPC Report
For The Period June 22, 2015 Through
April 30, 2016

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members of
Jamieson Corporate Finance US LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period March 18, 2015 through December 31, 2015, which were agreed to by Jamieson Corporate Finance US LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Jamieson Corporate Finance US LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Jamieson Corporate Finance US LLC's management is responsible for Jamieson Corporate Finance US LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period June 22, 2015 through April 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the period June 22, 2015 through April 30, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KBL, LLP
New York, NY
June 15, 2016

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

JAMIESON CORPORATE FINANCE US LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For the period June 22, 2015 through April 30, 2016
Schedule Of Assessment Payments

General Assessment		$	1,074
Less Payments Made:			
Date Paid	Amount		
12-2-2015	$ 588		588
Prior Overpayment			
	$ 0		
Interest on late payment(s)			
Total Assessment Balance and Interest Due		$	486
Payment made with Form SIPC 7		$	486

See Report of Independent Registered Public Accounting Firm

JAMIESON CORPORATE FINANCE US LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For the period June 22, 2015 through April 30, 2016

Total revenue	$ 429,703
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from investment advisory services rendered to registered investment companies	0
Other	
	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	$ 429,703
GENERAL ASSESSMENT @ .0025	$ 1,074

See Report of Independent Registered Public Accounting Firm